Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Group
in	6M15	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	3,167	3,627	4,096	2,190	3,471	7,477
Income/(loss) from equity method investments	(97)	(244)	(251)	(160)	(138)	(164)
Pre-tax earnings/(loss) from continuing operations	3,070	3,383	3,845	2,030	3,333	7,313
Fixed charges:
Interest expense	5,372	10,027	11,441	14,947	16,550	18,980
Interest portion of rentals [1]	262	627	642	645	600	595
Preferred dividend requirements	0	53	236	231	216	162
Total fixed charges	5,634	10,707	12,319	15,823	17,366	19,737
Pre-tax earnings before fixed charges	8,704	14,090	16,164	17,853	20,699	27,050
Noncontrolling interests	(5)	449	639	336	837	822
Earnings before fixed charges and provision for income taxes	8,709	13,641	15,525	17,517	19,862	26,228

Ratio of earnings to fixed charges	1.55	1.27	1.26	1.11	1.14	1.33
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
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